Exhibit 99.1
Shinhan Financial Group FY 2021 Operating Results

On February 9, 2022, Shinhan Financial Group released its operating results for the fiscal year 2021. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be audited by our independent auditor. As figures provided have not yet been fully audited by our independent auditor, contents are subject to change in the due course of the auditing process.

1. Operating Results of Shinhan Financial Group (consolidated)

					(KRW million)
Item		4Q 2021	3Q 2021	QoQ Change (%)	4Q 2020	YoY Change (%)
Revenue*	Specified Quarter	8,933,927	14,076,788	-36.53	13,596,491	-34.29
	Cumulative	45,730,013	36,796,086	-	49,027,243	-6.73
Operating Income	Specified Quarter	972,323	1,603,877	-39.38	948,956	2.46
	Cumulative	5,952,096	4,979,773	-	4,929,736	20.74
Income before Income Taxes	Specified Quarter	664,884	1,544,408	-56.95	684,804	-2.91
	Cumulative	5,583,664	4,918,780	-	4,753,871	17.46
Net Income	Specified Quarter	474,945	1,141,807	-58.40	489,389	-2.95
	Cumulative	4,112,628	3,637,683	-	3,498,076	17.57
Net Income Attributable to Controlling Interest	Specified Quarter	459,810	1,115,665	-58.79	464,393	-0.99
	Cumulative	4,019,254	3,559,444	-	3,414,595	17.71

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		4Q 2021	3Q 2021	QoQ Change (%)	4Q 2020	YoY Change (%)
Revenue*	Specified Quarter	3,979,395	8,351,177	-52.35	7,992,528	-50.21
	Cumulative	23,540,347	19,560,952	-	25,049,392	-6.02
Operating Income	Specified Quarter	698,786	1,019,527	-31.46	573,565	21.83
	Cumulative	3,586,717	2,887,931	-	2,913,646	23.10
Income before Income Taxes	Specified Quarter	496,890	1,019,240	-51.25	422,087	17.72
	Cumulative	3,347,896	2,851,006	-	2,783,441	20.28
Net Income	Specified Quarter	364,349	759,461	-51.03	312,896	16.44
	Cumulative	2,494,894	2,130,545	-	2,078,232	20.05
Net Income Attributable to Controlling Interest	Specified Quarter	364,226	759,266	-52.03	312,749	16.46
	Cumulative	2,494,375	2,130,149	-	2,077,793	20.05

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		4Q 2021	3Q 2021	QoQ Change (%)	4Q 2020	YoY Change (%)
Revenue*	Specified Quarter	1,062,167	1,170,573	-9.26	1,130,703	-6.06
	Cumulative	4,359,627	3,297,460	-	4,091,178	6.56
Operating Income	Specified Quarter	180,242	227,493	-20.77	188,332	-4.30
	Cumulative	903,490	723,248	-	822,214	9.89
Income before Income Taxes	Specified Quarter	179,501	230,072	-21.98	191,562	-6.30
	Cumulative	906,886	727,385	-	821,212	10.43
Net Income	Specified Quarter	136,714	171,871	-20.46	137,057	-0.25
	Cumulative	676,297	539,583	-	606,554	11.50
Net Income Attributable to Controlling Interest	Specified Quarter	136,263	171,550	-20.57	136,295	-0.02
	Cumulative	674,997	538,734	-	606,453	11.30

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues